02003209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-298

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

RECEIVED FEB 27 2002 143

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scudder Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place
(No. and Street)

Boston	Massachusetts	02110-4103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. McGovern 212-326-6416
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — if individual, state last, first, middle name)

1177 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James J. McGovern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scudder Investor Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Senior Vice President

Title

Notary Public

CAROLE L. CAPPADOCIA
Notary Public, State of New York
No. 01CA5065792
Qualified in Queens County
Commission Expires September 16, 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Shareholders of
Scudder Investor Services, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Scudder Investor Services, Inc. (a wholly-owned subsidiary of Zurich Scudder Investments, Inc.) and its subsidiaries (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2002

SCUDDER INVESTOR SERVICES, INC.
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)
AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 30,204,875
Investments, at market value	10,468,351
Receivables from affiliates	2,545,894
Fixed assets, net of accumulated depreciation and amortization	1,864,981
Deferred tax asset, net	2,697,234
Other assets	578,303
Total assets	$ 48,359,638

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses	$ 4,067,184
Payables to affiliates	47,456
Income tax payable	8,932,327
Total liabilities	13,046,967
Stockholders' equity:	
Common stock, par value $100 per share	
Class A voting:	
Authorized 2,000 shares, issued and outstanding, 1,000 shares	100,000
Common stock, par value $.01 per share	
Class B non-voting:	
Authorized, issued and outstanding, 1,000 shares	10
Capital in excess of par value	990
Retained earnings	35,211,671
Total stockholders' equity	35,312,671
Total liabilities and stockholders' equity	$ 48,359,638

See accompanying notes to consolidated financial statements.

SCUDDER INVESTOR SERVICES, INC.
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)
AND SUBSIDIARIES
Notes to Consolidated Statement of Condition
December 31, 2001

(1) Organization and Summary of Significant Accounting Policies

Organization

Scudder Investor Services, Inc. (the "Company"), a subsidiary of Zurich Scudder Investments, Inc. (the "Parent" or "ZSI"), was incorporated in Massachusetts on May 9, 1947 and is a registered broker-dealer in securities. The Company acts as the distributor for a group of investment companies advised by the Parent under a service fee agreement with the Parent. The Company also performs administrative services for those investment companies. ZSI is a majority owned subsidiary of Zurich Financial Services Group ("Zurich").

On December 4, 2001, Zurich signed a definitive agreement with Deutsche Bank AG ("DB") to sell ZSI to DB ("DB Acquisition") in a transaction expected to close in the first half of 2002.

Scudder Insurance Agency, Inc., Scudder Insurance Agency of New York, Inc. and Scudder Insurance Agency, Inc. (CA) are wholly owned subsidiaries of the Company, whose purpose is to act as insurance agents to market variable annuity and variable life products. The agencies had no significant operations for the year ended December 31, 2000 and have no employees. SIS Investment Corporation ("SISIC"), another wholly owned subsidiary of the Company, holds short-term investments. The Company has guaranteed the assets and liabilities of SISIC and the three insurance agencies.

Cash Equivalents

Cash equivalents represent investments in affiliated Scudder money market mutual funds stated at net asset value. The Parent is the investment adviser for these funds.

Investments

Investments, which consist of shares of an affiliated Scudder bond mutual fund, are carried at net asset value. For determining cost basis, the shares of the mutual funds sold are recorded on a first-in, first-out basis. The Parent is the investment adviser for this fund.

Common stock

The Company has two classes of common stock. The Parent holds all Class B non-voting shares and 50% of the Class A voting shares and a direct subsidiary of the Parent holds the remaining 50% of the class A voting shares.

(Continued)

SCUDDER INVESTOR SERVICES, INC.
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)
AND SUBSIDIARIES
Notes to Consolidated Statement of Condition

(1) Continued

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recognized on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term.

Income Taxes

The Company and its subsidiaries file a consolidated Federal income tax return with the Parent. The Company and its subsidiaries file separate state and local income tax returns except in New Hampshire, Illinois and California where tax returns are effectively combined with affiliates.

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

(Continued)

SCUDDER INVESTOR SERVICES, INC.
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)
AND SUBSIDIARIES
Notes to Consolidated Statement of Condition

(2) Related Party Transactions

Under an agreement, the Parent pays a fee to the Company for its administrative services as distributor for affiliated mutual funds equal to 110% of the expenses attributable to such activities, excluding income taxes. The Company reimburses the Parent or other affiliates for its allocable share of occupancy expense. The Parent and other subsidiaries pay certain expenses on behalf of the Company which are repayable to those entities on demand. Affiliated mutual funds reimburse the Company for administrative services and for certain expenses paid by the Company on behalf of these funds. The Company also receives administrative and management service fees from Scudder Trust Company, a subsidiary of the Parent.

At December 31, 2001 the amount due to the Company from affiliates was $2,545,894; and the amount due to affiliates was $47,456.

(3) Fixed Assets

Fixed assets at December 31, 2001 consisted of the following:

Furniture and fixtures	$ 2,719,856
Office equipment	10,211,924
Leasehold improvements	1,932,891
	14,864,671
Less: Accumulated depreciation and amortization	(12,999,690)
Fixed assets, net	$ 1,864,981

(Continued)

SCUDDER INVESTOR SERVICES, INC.
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)
AND SUBSIDIARIES
Notes to Consolidated Statement of Condition

(4) Income Taxes

The components of income tax assets (liabilities) at December 31, 2001 are as follows:

Current:	
Federal	$ (7,768,156)
State and local	(1,164,171)
	(8,932,327)
Deferred:	
Federal	2,295,934
State and local	401,300
	2,697,234
Total	$ (6,235,093)

The components of the net deferred tax assets at December 31, 2001 are as follows:

Deferred tax assets relating to:	
Lease liability	$ 17,254
Unrealized loss on investments	97,365
Depreciation	367,696
Pension contribution	1,954,264
State income taxes	401,008
Deferred tax asset	2,837,587
Other deferred tax liabilities	(140,353)
Net deferred tax asset	$ 2,697,234

The future realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefit of these future tax deductions.

All Federal tax liabilities are assumed by the Parent (Note 1).

(Continued)

(5) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the aggregate indebtedness method. At December 31, 2001, the Company had net capital of $26,289,499 which is in excess of its required net capital of $869,797 by $25,419,703. Aggregate indebtedness at December 31, 2001 was $13,046,967 resulting in a ratio of .50to 1.

(6) Employee Benefit Plans

The Zurich Scudder Investments Defined Benefit Plan and Trust ("DBP") covers substantially all employees of the Company. The benefits are based on years of service and the employee's compensation. The Parent's funding policy is to contribute annually to DBP the maximum amount that can be deducted for Federal income tax purposes. The Company has frozen this plan effective December 31, 2001. No new participants will be added and benefit levels have been frozen at the 2001 levels. The status of this plan after the DB Acquisition has not been determined.

The Zurich Scudder Investments Profit Sharing and 401(k) Plan Trust ("PSk") enables all employees who are salaried and scheduled to work at least 20 hours per week to be eligible to participate. These contributions are invested in accordance with an election made by the participant. Combined contributions to PSk for any calendar year are limited by statute to $30,000 per participant. The contributions to PSk are discretionary and are computed at a rate up to 3% of such participants' aggregate eligible compensation. The Company makes no contribution to the 401(k) part of PSk. The status of this plan after the DB Acquisition has not been determined.

Zurich Scudder Investments Long-Term Incentive Plan ("LTIP"), established in 1999, compensates key employees by granting them stock-equivalent and equity appreciation rights. Awards vest, and are expensed, over a three-year period. Participants may be paid in cash or stock in accordance with LTIP's provisions.

(Continued)

SCUDDER INVESTOR SERVICES, INC.
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)
AND SUBSIDIARIES
Notes to Consolidated Statement of Condition

(6) Continued

The Money Purchase Plan ("MPP") covers all employees who are salaried, scheduled to work at least 20 hours per week and have completed at least 1,000 hours of service within any twelve month period. Semiannual employer contributions are allocated to the accounts of eligible participants at a rate of 12% of such participants' aggregate eligible compensation. The status of this plan after the DB Acquisition has not been determined.

The Executive Defined Contribution Plan (the "DC Plan") was established to fund retirement benefits for certain key employees. Under the terms of the DC Plan, amounts allocated to employees vest 15% on each of the first four anniversaries of the allocation date, and the remaining 40% will vest on the fifth such anniversary. Upon the change of control for the DB Acquisition, all participants will fully vest in this plan and the plan will be terminated and all amounts owed to participants will be distributed.

The Supplemental Employee Retirement Plan ("SERP") is an unfunded nonqualified deferred compensation plan. SERP is maintained by ZSI primarily for the purpose of providing deferred compensation for a select group of key employees. Upon the change of control for the DB Acquisition, all participants will fully vest in this plan and the plan will be terminated and all amounts owed to participants will be distributed.

The Zurich Scudder Investments Excess Retirement Plan ("ERP"), established in 1999, is a non-qualified excess benefit plan. ERP is maintained primarily for the purpose of providing eligible employees with retirement plan contributions in excess of the annual contributions that may be made by either or both the MPP and PSk due to the limitations of the Internal Revenue Code of 1986, as amended. Upon the change of control for the DB Acquisition, all participants will fully vest in this plan and the plan will be terminated and all amounts owed to participants will be distributed.

Subsequent to December 31, 2001, all employees of the Company were transferred out of the Company by the Parent. For 2002, the Company will be charged by the Parent for services rendered.

The Company does not provide any other postretirement benefits to its employees.


RECEIVED
FEB 27 2002

SCUDDER INVESTOR SERVICES, INC.
(a wholly owned subsidiary of Zurich Scudder Investments, Inc.)
AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2001

(With Report of Independent Accountants' Thereon)